SECURITIES AND EXCHANGE COMMISSION Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

         1,250 Shares of Flexible Money Market Class A Preferred
         Stock, Cumulative, Par Value $1 Per Share (Stated Capital $100,000 Per Share) (the "Stock")

Item 2.  Issue, renewal or guaranty.

         Issue

Item 3.  Principal amount of each security.

         $125,000,000 aggregate stated capital (1,250 shares)

Item 4.  Rate of interest per annum of each security.

         4.95% through December 31, 2007. Commencing January 1, 2008 dividend to be determined by periodic auctions conducted by an auction agent.

Item 5.  Date of issue, renewal or guaranty of each security.

         February 12, 2003

Item 6.  If renewal of security, give date of original issue.

         Not Applicable


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Item 7.  Date of maturity of each security.

         Not Applicable

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

         The Company issued and sold the Stock to Lehman Brothers Inc., Banc One Capital Markets, Inc., Blaylock & Partners, L.P., Morgan Keegan & Company, Inc. and Wachovia Securities, Inc., as the Underwriters, pursuant to an Underwriting Agreement dated February 5, 2003.

Item 9.  Collateral given with each security, if any.

         Not Applicable

Item 10. Consideration received for each security.

         $123,437,500 ($98,750 per share)

Item 11. Application of proceeds of each security.

         The proceeds from the sale of the Stock will be used by the Company to repay a portion of its outstanding short-term indebtedness and for other general corporate purposes.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a. the provisions contained in the first sentence of Section
            6(b)___

         b. the provisions contained in the fourth sentence of
            Section 6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.



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Item 15.  If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

          Rule 52


Date: February 13, 2003                          ALABAMA POWER COMPANY



                                               By: /s/Wayne Boston
                                                    Wayne Boston
                                                Assistant Secretary